Mail Stop 4561

January 29, 2009

VIA USMAIL and FAX (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Net Lease Income & Growth Fund XIX LP
30 East 7th Street, Suite 1300
St. Paul, Minnesota 55101

>   **Re: AEI Net Lease Income & Growth Fund XIX LP**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **Filed on March 28, 2008**
>   **File No. 000-19838**

Dear Mr. Patrick Keene:

       We have reviewed your response letter filed December 31, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Certifications

1.   We note that your certifications were not filed in the exact form as outlined in
         Item 601(B)(31) of Regulation S-B. Some of the discrepancies include replacing
         the word "information" with the phrase "data and have identified for the
         registrant's auditors any material weaknesses in internal control over financial
         reporting" in paragraph 5(a) and replacing the phrase "internal control over
         financial reporting" with the phrase "internal controls" in paragraph 5(b). We
         noted similar discrepancies in the amended certifications in your Forms 10-Q as
         of March 31, 2008, June 30, 2008 and September 30, 2008. Please confirm that
         future filings will include certifications in the exact form as outlined in Item
         601(B)(31) of Regulation S-K.

                                            ***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief